Ronald G. Simpson, P.Geo

GeoSim Services Inc.

1975 Stephens Street.

Vancouver, B.C. Canada, V6K 4M7

Telephone: 604.733.7970

Email: rgs@uniserve.com

May 10th, 2006

TO:

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

I, Ronald. G. Simpson, do hereby consent to the filing with the regulatory authorities referred to above, of the technical report titled “Revised Mineral Resource Estimate – Lismer’s North and Varley Area incorporating Phase VII Drilling River Valley PGM Property” for Pacific North West Capital Corp. dated May 10th, 2006.

I also certify that I have read the disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report

Dated this 10th, day of May  2006

“R. G. Simpson” . P.Geo